Exhibit 12.1

L-1 Identity Solutions, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Three months ended
	Year ended December 31,					March 31,	March 31,
	2002	2003	2004	2005	2006	2006	2007
EARNINGS
Pre-tax loss from continuing operations before Fixed Charges	$(9,530.0)	$(5,466.0)	$(6,038.0)	$(5,971.0)	$(28,233.0)	$(2,158.0)	$(8,831.0)
FIXED CHARGES
Interest expense and amortization of debt discount and issuance costs	1,071.0	1,068.0	1,933.0	159.0	1,598.0	6.0	1,771.0
One-third of rental expense	433.0	467.0	400.0	267.0	733.0	183.0	302.0
Total Fixed Charges	1,504.0	1,535.0	2,333.0	426.0	2,331.0	189.0	2,073.0
Pre-tax loss from continuing operations including Fixed Charges	$(8,026.0)	$(3,931.0)	$(3,705.0)	$(5,545.0)	$(25,902.0)	$(1,969.0)	$(6,758.0)
Ratio of Earnings to Fixed Charges	*	*	*	*	*	*	*
DEFICIENCY	$9,530.0	$5,466.0	$6,038.0	$5,971.0	$28,233.0	$2,158.0	$8,831.0

*	Ratio is less than 1.00.
We have calculated our ratio of earnings to fixed charges as earnings, which are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges, divided by fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.